UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION
12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE
 REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number:  001-12613

Rock-Tenn Company
National Las Vegas, LLC
National Posters, Inc.
National Print Group, Inc.
PCPC, Inc.
Print Sales & Marketing Co.
RockTenn – Solvay, LLC
RockTenn – Southern Container, LLC
Rock-Tenn Astra, LLC
Rock-Tenn Canada Holdings, Inc.
Rock-Tenn Company of Texas
Rock-Tenn Converting Company
RockTenn CP, LLC
Rock-Tenn Mill Company, LLC
Rock-Tenn Partition Company
RockTenn Retail Solutions Company
Rock-Tenn Services Inc.
Rock-Tenn Shared Services, LLC
Rock-Tenn XL, LLC
Rock-Tenn XLS, LLC
Rock-Tenn XLS II, LLC
Stone Global, Inc.
Waldorf Corporation

(Exact name of registrant as specified in its charter)

504 Thrasher Street
Norcross, Georgia 30071
(770) 448-2193

(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

4.450% Senior Notes due 2019 of Rock-Tenn Company
3.500% Senior Notes due 2020 of Rock-Tenn Company
4.900% Senior Notes due 2022 of Rock-Tenn Company
4.000% Senior Notes due 2023 of Rock-Tenn Company
(collectively, the “Notes”)

Guarantee of the Notes by National Las Vegas, LLC
Guarantee of the Notes by National Posters, Inc.
Guarantee of the Notes by National Print Group, Inc.
Guarantee of the Notes by PCPC, Inc.
Guarantee of the Notes by Print Sales & Marketing Co.
Guarantee of the Notes by RockTenn – Solvay, LLC
Guarantee of the Notes by RockTenn – Southern Container, LLC
Guarantee of the Notes by Rock-Tenn Astra, LLC
Guarantee of the Notes by Rock-Tenn Canada Holdings, Inc.
Guarantee of the Notes by Rock-Tenn Company of Texas
Guarantee of the Notes by Rock-Tenn Converting Company
Guarantee of the Notes by RockTenn CP, LLC
Guarantee of the Notes by Rock-Tenn Mill Company, LLC
Guarantee of the Notes by Rock-Tenn Partition Company
Guarantee of the Notes by RockTenn Retail Solutions Company
Guarantee of the Notes by Rock-Tenn Services Inc.
Guarantee of the Notes by Rock-Tenn Shared Services, LLC
Guarantee of the Notes by Rock-Tenn XL, LLC
Guarantee of the Notes by Rock-Tenn XLS, LLC
Guarantee of the Notes by Rock-Tenn XLS II, LLC
Guarantee of the Notes by Stone Global, Inc.
Guarantee of the Notes by Waldorf Corporation

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of Class holders of record as of the certification or notice date:

4.450% Senior Notes due 2019:	45
3.500% Senior Notes due 2020:	46
4.900% Senior Notes due 2022:	39
4.000% Senior Notes due 2023:	33

Pursuant to the requirements of the Securities Exchange Act of 1934, each of Rock-Tenn Company and the subsidiary guarantors set forth herein have caused this certification/notice to be signed and filed on its behalf by the undersigned duly authorized person.

ROCK-TENN COMPANY
NATIONAL LAS VEGAS, LLC
NATIONAL POSTERS, INC.
NATIONAL PRINT GROUP, INC.
PCPC, INC.
PRINT SALES & MARKETING CO.
ROCKTENN – SOLVAY, LLC
ROCKTENN – SOUTHERN CONTAINER, LLC
ROCK-TENN ASTRA, LLC
ROCK-TENN CANADA HOLDINGS, INC.
ROCK-TENN COMPANY OF TEXAS
ROCK-TENN CONVERTING COMPANY
ROCKTENN CP, LLC
ROCK-TENN MILL COMPANY, LLC
ROCK-TENN PARTITION COMPANY
ROCKTENN RETAIL SOLUTIONS COMPANY
ROCK-TENN SERVICES INC.
ROCK-TENN SHARED SERVICES, LLC
ROCK-TENN XL, LLC
ROCK-TENN XLS, LLC
ROCK-TENN XLS II, LLC
STONE GLOBAL, INC.
WALDORF CORPORATION

Date: July 20, 2015	By:	/s/ John D. Stakel
Name: John D. Stakel
Title: Senior Vice President and Treasurer